SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               November 5th, 2003


                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F o Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____ No o


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Attached to the  Registrant's  Form 6-K, and incorporated by reference herein is the Registrant's press release dated November 3, 2003, announcing the Registrant is reviewing strategic alternatives for SDP.








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                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SCITEX CORPORATION LTD.

                                                     /s/ Yahel Shachar
                                                     -----------------------
                                                     Yahel Shachar
                                                     Chief Financial Officer

November 5, 2003